Exhibit 21.1

Subsidiaries of Bravo Brio Restaurant Group, Inc.

Entity	Jurisdiction

Brio Tuscan Grille of Maryland, Inc.	MD
Cherry Hill Two, LLC	NJ
Bravo Development of Kansas, Inc.	KS
Brio Tuscan Grille of Baltimore, LLC	MD
Brio Tuscan Grille of Bethesda, LLC	MD
Brio Marlton, LLC	DE
Brio Tuscan Grille of Cherokee, LLC	DE